August 28, 2009

Mr. Larry Spirgel
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Subject:                 Emeritus Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
And Documents Incorporated by Reference
Filed March 16, 2009
File No. 001-14012

Dear Mr. Spirgel:

This letter responds to the comments included in the Staff's letter dated July 31, 2009 relating to Emeritus Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2008

Impairment Loss in Long-Lived Assets, page 37

1.
We note your response to our comment 2.  You indicate in your response that on the test dates of October 31, 2007, October 31, 2008 and December 31, 2008, your market capitalization exceeded your book value.  Since your market capitalization, or estimated minimum fair value, exceeded your book value, you did not incur the time and expense of performing a further comprehensive evaluation of fair value, and concluded that no impairment existed at those dates.  Since you were required to perform your annual impairment test at October 31, 2008, it appears that you used your market capitalization at October 31, 2008 to determine the fair value of your reporting unit.  Therefore, it appears that you utilized two different methodologies to determine the fair value of your reporting unit at October 31, 2008 and at March 31, 2009.  Please revise or advise.

Response

We respectfully advise the Staff that we do not believe we changed our methodology for determining the fair value of our reporting unit, as discussed in our response to prior comment two.  We use a three-pronged methodology to determine the estimated fair value, using: (i) the market capitalization approach, (ii) the market comparable approach and (iii) the discounted cash flow method of the income approach.  In each period shown above, prior to incurring the cost to more fully develop and support each of the three valuation methods, the Company has first compared its market capitalization on an “unadjusted” basis to its book value.  Unadjusted market capitalization, which is the Company’s exchange traded price for a single share times the shares outstanding, does not include a control premium or any other form of adjustment, and represents the estimated minimum fair value in the range of estimated fair values that would be arrived at using the Company’s three-pronged methodology.  The Company has consistently concluded that if we pass this first step of the goodwill impairment test using an estimated minimum fair

United States Securities and Exchange Commission
August 28, 2009

value (unadjusted market capitalization), then more fully developing and supporting the estimated fair value using a fully developed market capitalization amount and a market comparable and discounted cash flow approach would be considered an unnecessary exercise as we would fully expect those to result in a value above that of the minimum amount described above.

We revised the disclosures in our quarterly report on Form 10-Q for the period ended June 30, 2009 filed with the SEC on August 6, 2009.  On pages 17 and 38 of that report, we clarified our goodwill impairment policy and described the process used to conclude that no goodwill impairment existed as of March 31, 2009 and June 30, 2009.

Other, net, page 39

2.
We note your response to prior comment three.  It appears that a reclassification of your project development expenses would significantly impact your operating income from continuing operations.  Tell us why you do not believe that you should restate your financial statements.  Provide us with your SAB 99 analysis.

Response

We acknowledge that the $4.1 million of project development expenses, when reclassified to operating expenses, could quantitatively, at 54.7% of operating income from continuing operations, be construed as material.  However, given the Company’s near breakeven amount of $7.5 million of operating income from continuing operations, almost any adjustment from a percentage standpoint could be considered material.  We have therefore considered factors in addition to the quantitative measures to determine whether this adjustment would materially affect operating income from continuing operations, including the trend in that single line item and note that the declining trend in our operating income from continuing operations, from $29.1 million in 2006 to $18.8 million in 2007 to $3.4 million in 2008, adjusted from our reported $7.5 million in 2008, would not be materially inconsistent with what we previously reported.

In addition, we quantitatively considered whether the $4.1 million would be material to operating expenses or net other expense.  As shown below, the adjustment would only be approximately 0.5% of operating expenses and 3.9% of net other expense and we have concluded from an overall quantitative analysis that the amount and percentage impact would not be considered material to these financial statement line items.

We also considered the impact of this reclassification on the financial and operating measures used by our market analysts and investors.  For our industry, the analysts generally measure the value of the Company based on cash flows generated from the financial performance of our communities and make adjustments for any noncash revenue and expense items, as well as any unusual or infrequent adjustments that are unlikely to impact future cash flows.  Market analysts and investors, as well as management, generally focus on specific operating metrics (occupancy and revenue per unit growth), community operating expense control, community operating margin improvements (defined as community revenue less community operations expenses), Adjusted EBITDA/EBITDAR and Cash From Facility Operations (as defined in Non-GAAP Measures in MD&A).  The reclassification of project development costs as a component of operating income from continuing operations would not impact any of these measures and, in our judgment, would therefore have no significant impact on an investor’s decisions with respect to our financial performance.

United States Securities and Exchange Commission
August 28, 2009

Considering all of these factors together, along with the fact that the categorization of the expense was not done to deceive, did not mask or change a financial trend or impact a measure deemed significant by our analysts or investors and was fully disclosed in the notes to the financial statements, we believe that the judgment of a reasonable person relying on the financial statements would not be changed or influenced by the reclassification and inclusion of our project development expenses in operating income from continuing operations.  We believe that the reclassification, accompanied by full and complete disclosure within the footnotes to the financial statements and in management’s discussion and analysis of financial condition and results of operations in future filings, will be adequate for investors’ understanding of the changes.

As requested by the Staff, our SAB 99 analysis is as follows:

Quantitative Factors.  The $4.1 million reclassification of project development expenses shown as a percentage of certain items in the statement of operations for the year ended December 31, 2008 is as follows:

Total operating revenues	0.5% of $769.4 million
Total operating expenses	0.5% of $761.9 million
Operating income from continuing operations	54.7% of $7.5 million
Net other expense	3.9% of $104.3 million

The reclassification of project development expenses does not change the reported net loss from continuing operations before income taxes, loss from continuing operations, net loss, or net loss per share.

Qualitative Factors.  SAB 99 refers to FASB Concepts Statement 2, which states the following:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

The predominant view is that materiality judgments can properly be made only by those who have all the facts. The Board's present position is that no general standards of materiality could be formulated to take into account all the considerations that enter into an experienced human judgment.

SAB 99 includes a discussion of qualitative considerations to be made when determining whether a misstatement may be material to a user of those financial statements.  These considerations include but are not limited to the following:

United States Securities and Exchange Commission
August 28, 2009

Consideration	Applicability to Emeritus

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	Yes, it is measurable because it represents the write-off of previously capitalized development costs.

Whether the misstatement masks a change in earnings or other trends.	It does not mask a change in earnings and operating income from continuing operations is still positive and near the breakeven point both before and after the reclassification.

Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.
No, it does not, because there is no impact on net loss, Adjusted EBITDAR or Cash From Facility Operations, which are the primary performance measures used by the analysts who cover Emeritus.  See discussion above.

Whether the misstatement changes a loss into income or vice versa.	No, it does not.

Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.	No, it does not.

Whether the misstatement affects the registrant's compliance with regulatory requirements.	No, it does not.

Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.	No, it does not.

Whether the misstatement has the effect of increasing management's compensation —for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	No, it does not.

Whether the misstatement involves concealment of an unlawful transaction.	No, it does not.

While the project development expenses were an item capable of precise measurement, the classification of those expenses did not give rise to or materially impact any of the other

United States Securities and Exchange Commission
August 28, 2009

qualitative considerations outlined above that would be significant to an investor or other user of the financial statements.  In addition, we note that the project development expenses were clearly disclosed in management’s discussion and analysis of financial condition and results of operations, as well as noted in our discussion of Non-GAAP measures that are widely used by analysts in our industry.

1. Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies

Asset Impairments
b. Goodwill, page F-13

3.
We note your response to prior comment five.  We note that your geographic divisions are businesses for which discrete financial information is available and is regularly reviewed by segment management.  We further note your statement that you believe that your divisions have similar economic characteristics.  Please provide us with a more detailed analysis of the similar economic characteristics including whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert and the extent to which the component businesses share assets and other resources.  Further, please provide us with an analysis that includes historical and projected revenues, gross margins, and gross margin percentages, along with any other information you believe would be useful for each of these geographic divisions to help us understand how these divisions are economically similar.  Please also address any differences in the trends these financial indicators depict (e.g. if margin is decreasing for one division and increasing for another).

Response

For purposes of evaluating our reporting unit level for purposes of our annual goodwill impairment testing, we have concluded that our operating divisions are businesses for which discrete financial information is available and that segment management regularly reviews operating results of the divisions.  However, we believe that the economic characteristics of any given division are not different from that of another.  For purposes of evaluating the economic characteristics of a component of an operating segment, FAS 142 refers to the aggregation criteria as provided in paragraph 17 of FAS 131.  Paragraph 17 describes similar economic characteristics as “similar long-term average gross margins for two or more operating segments.”  It is management’s opinion that the economic characteristics of our operations are similar across divisional alignments, as supported by the following analysis, and that the use of one reporting unit, which is our one operating segment, is consistent with the guidance of FAS 142.

One of the Company’s primary long-term strategies is to enhance gross operating margins at our communities through occupancy, rate growth and operating expense controls.  Since the operating expenses at any given community are fixed to a large degree, once a community reaches a stabilized occupancy threshold, incremental increases in revenues from occupancy gains and rate improvements will largely flow through to operating income, thereby significantly improving the operating margins and cash flows over time.  The focus on occupancy improvements and leveraging of fixed operating costs is similar across all of our communities and consistent across geographic divisions.  We expect that our long-term gross margins would be similar for all of our communities regardless of the geographic division in which they reside.

United States Securities and Exchange Commission
August 28, 2009

Occupancy as a driver of our business model is of primary interest to the investor community and analysts that follow the Company.  The perceived long-term value of the Company is based on our ability to drive cash flows through increases in revenues from both occupancy and rate improvement that will outpace increases in operating expenses, resulting in significant gains in cash flows regardless of the geographic location of our U.S.-based communities.

Provided below are occupancy and gross margin percentages for each of our divisions.  The Staff is advised that we have not included projected occupancy, gross margin or revenue data by division for 2010 at this time, as this information is currently being developed in connection with the preparation of our annual 2010 budgets.  Our forecasts for 2010 and beyond are prepared on a consolidated company basis.

	Projected	Six months
	Year ended	ended	Year ended
	December 31,	June 30,	December 31,
	2009	2009	2008
Average occupancy
Division A	84.9%	84.2%	86.1%
Division B	88.6%	88.1%	89.2%
Division C	88.3%	87.9%	87.6%
Division D	89.6%	88.6%	85.9%
Division E	88.8%	88.2%	86.3%
Division F	81.2%	81.0%	84.2%
Consolidated	86.9%	86.4%	86.6%

	Projected	Six months
	Year ended	ended	Year ended
	December 31,	June 30,	December 31,
	2009	2009	2008
Gross margin %
Division A	33.9%	33.3%	34.4%
Division B	36.2%	35.5%	36.8%
Division C	39.6%	39.0%	38.7%
Division D	36.4%	35.8%	34.3%
Division E	35.5%	35.3%	34.5%
Division F	30.6%	30.5%	34.7%
Consolidated	35.9%	35.5%	36.2%

The gross margin percentages by division for the year ended December 31, 2008 are within a fairly narrow range.  The gross margin percentages are closely correlated to the average occupancy of the division, and can be positively or negatively impacted by the performance of individual communities included in the group.  For example, a new acquisition, typically an underperforming community or start-up operation, will tend to lower the margin percentage for

United States Securities and Exchange Commission
August 28, 2009

the division until such time as the operations of the particular new community have stabilized.  The impact of acquisitions in Division F is a good example: if we excluded the December 2008 acquisition of new communities, Division F would have an operating margin of 33.9% and an average occupancy of 82.1% for the six months ended June 30, 2009, both of which are closer to our operating margin of 34.7% and average occupancy of 84.2% for the year ended December 31, 2008.  We would expect the gross operating margin percentage of this division to become more in line with other divisions as we implement our operating strategies in these communities over time.

These variations in margin percentages are generally not the result of economic geographical operating differences, but differences in specific operational issues in a local community that primarily affect occupancy percentages.  These occupancy percentage differences between divisions are more representative of the maturity of operating communities that comprise a division, rather than differences in the economic characteristics of the business across divisions.

As stated earlier, the operating expenses of any given community are fixed to a large degree and once a community reaches a stabilized occupancy threshold, incremental increases in revenues from occupancy gains will largely flow through to operating income, thereby improving the operating margin percentage.  As such, the operating margins of Divisions B and C are slightly better than the average because those two divisions have occupancy percentages that are slightly better than the overall average.

The shift in operating margins from the year ended December 31, 2008 to the six-month period ended June 30, 2009 correlates closely to changes in occupancy.  Divisions A, B & F reflect decreases in average occupancy and corresponding decreases in operating margin percentages.  Divisions C, D and E reflect increases in average occupancy and corresponding increases in operating margin percentages, with an overall average occupancy and operating margin decline between the periods.  This correlation reflects the fixed nature of many of our operating expenses.  Average occupancy across the entire senior living industry has been under stress due to the recent downturn in the economy, but has rebounded in recent months.  Our occupancy and operating margins have also been impacted by acquisitions and expansions.  While there is some fluctuation in divisional margins in any given period, we expect that overall gross operating margins over the long term will generally improve and the range of margin percentages across divisions will narrow as occupancy rates stabilize.  Overall, the divisions perform similarly and are impacted similarly by changes in economic conditions.

It is management’s opinion that the economic characteristics of our operations are similar across divisional alignments, as supported by the fairly narrow range of gross operating margin and occupancy percentages indicated above, and that the use of one reporting unit, which is our one operating segment, is consistent with the guidance of FAS 142.

We respectively submit the following Company overview and information in response to the Staff’s request:

The Company is an assisted living and memory care service provider that operates residential style communities located throughout the United States.  These communities provide residential housing alternatives for senior citizens who need help with the activities of daily living, with an emphasis on assisted living and memory care services.  The 265 communities included in continuing operations in our consolidated results of operations at June 30, 2009 are comprised of approximately 22,981 operating units, of which approximately 21,368 units (93%) are designated

United States Securities and Exchange Commission
August 28, 2009

as assisted living and memory care service units, all of which have similar operating characteristics.

The Company organizes its management oversight of these communities into six divisions based on geographic proximity.  The divisions exist, and are modified from time to time, to provide an efficient and effective oversight and accountability structure that is within a reasonable span of control for a divisional team.  There is no difference between the product and services offered, or the operational resources available to each division.  The management structure in each division is consistent across the groups and is made up of a multi-disciplinary team of specialists that assist the community management in the operations of each community.  This geographic and management oversight structure is a rational administrative tool created solely to ensure consistency in the implementation and maintenance of standard operating, sales and marketing, risk management, quality assurance and financial reporting systems across the entire portfolio, or otherwise ensuring that we are maximizing our operating performance at each community.  These divisions are frequently reorganized, but those changes are again made for administrative reasons to maintain a balance in the number of communities for which a specific region or division is responsible as the Company expands its business, rather than based on the operating dynamics of a community or group of communities that make them better suited for one division as opposed to another.

Our operations are highly centralized and, as stated above, each division is managed using a common business model.  Each division is provided with identical resources and equally shares resources provided by the corporate office in Seattle, including:

•	information technology and Company-wide software platforms;
•	cash management, financing and capital markets activity;
•	accounting, payroll, accounts payable and resident contract administration;
•	forecasting, budgeting and capital expenditure plans;
•	community acquisition and divestiture plans;
•	employee benefit and compensation plans;
•	sales and marketing plans; and
•	professional and general liability insurance and risk management services.

This centralized common business model approach that is utilized across a homogenous group of operating communities allows the Company to not only realize the benefits of economies of scale, but to also expand the business at an accelerated pace through the implementation of standardized operating and financial reporting systems that removes a significant administrative burden from local community managers, allowing them to focus on key operating and resident care issues at their local communities and markets.

United States Securities and Exchange Commission
August 28, 2009

The following additional information sets forth the Company’s revenues and gross margins for the periods indicated (in thousands):

	Projected	Six months
	Year ended	ended	Year ended
	December 31,	June 30,	December 31,
	2009	2009	2008
Community revenue:
Division A	$125,665	$61,538	$120,800
Division B	79,804	39,095	60,207
Division C	212,139	104,466	195,704
Division D	130,427	63,827	138,202
Division E	189,088	93,225	146,261
Division F	159,991	79,229	113,762
Discontinued operations	(14,880)	(7,212)	(6,892)
Unallocated revenue adjustments (1)	(1,004)	(19)	(3,647)
Consolidated	$881,230	$434,149	$764,397

(1)      Primarily deferred revenue adjustments recorded at the consolidated group level.

	Projected	Six months
	Year ended	ended	Year ended
	December 31,	June 30,	December 31,
	2009	2009	2008
Gross margin
Division A	$42,541	$20,474	$41,532
Division B	28,871	13,886	22,144
Division C	83,938	40,711	75,736
Division D	47,439	22,859	47,431
Division E	67,045	32,878	50,426
Division F	49,010	24,140	39,499
Discontinued operations	(3,823)	(1,767)	(720)
Unallocated revenue adjustments	(1,004)	(19)	(3,647)
Unallocated expense adjustments (2)	2,143	1,072	4,563
Consolidated	$316,160	$154,234	$276,964

(2)	Primarily professional liability and workers’ compensation actuarial adjustments to self-insurance reserves related to prior years that are recorded at the consolidated group level.

Since the division reporting structure reflects financial information based on the consolidation of a group of communities that comprise a division, certain adjustments made at the corporate level including, for example, the reclassification of discontinued operations, are shown in the above

United States Securities and Exchange Commission
August 28, 2009

tables as adjustments to reconcile to the GAAP amounts reported in our SEC filings for the specific period.

It is management’s opinion that the economic characteristics of our operations are similar across divisional alignments, as supported by the fairly narrow range of operating margin and occupancy percentages indicated above, and that the use of one reporting unit is consistent with the guidance of FAS 142.

The Staff is advised that as we believe Emeritus has one reporting unit, which is its one operating segment.  We have not evaluated whether goodwill is recoverable at a lower component level because these components do not meet the third criteria of FAS 142 of having dissimilar economic characteristics and, as such, we have evaluated goodwill recoverability at an operating segment level.  We believe that our goodwill is recoverable as a result of the synergistic benefits of our components working together.

4.
We note that you have identified one operating segment.  In order that we may better understand the basis for your segment reporting, please provide us copies of all the information provided to your chief operating decision maker (CODM).  Also, please confirm to us in writing that you have provided us with all of the reports provided to the CODM.

Response

Under a separate mailing we have provided copies of all information regularly reviewed by our CODM, Mr. Granger Cobb, the Company’s President and Co-CEO, to assess performance and make decisions about resource allocations.  We confirm that we have provided all of the reports that are regularly reviewed by our CODM in making decisions about performance assessments and resource allocations.

If you have any questions regarding this response, please call Leo Watterson at 206.301.4079.

Sincerely,

/s/ Granger Cobb
Granger Cobb
President and Co-CEO

/s/ Leo Watterson
Leo Watterson
Vice President—Corporate Accounting and
Chief Accounting Officer